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 CONTACTS:

 Thomas M. Daly, Jr.           Nigel D. Muir                Investor Relations
 Roy Winnick                   Praxair, Inc.                Scott S. Cunningham
 Kekst and Company             203-837-2240                 Praxair, Inc.
 212-593-2655                                               203-837-2073


            PRAXAIR CONFIRMS ACCORD WITH FTC ON CBI ACQUISITION


DANBURY, Conn., January 11, 1996 -- Praxair, Inc. (NYSE: PX) today confirmed it has reached agreement with the U.S. Federal Trade Commission concerning its acquisition of the outstanding common shares of CBI Industries, Inc., and announced that it expects the tender offer of $33 per share to proceed as scheduled and expire at midnight Eastern time, Thursday, January 11.


Under the terms of the FTC agreement, Praxair has signed a consent order to divest within twelve months the merchant industrial gases assets and businesses of CBI liquid oxygen, nitrogen and argon production facilities located in Vacaville, Calif; Irwindale, Calif; Bozrah, Conn.; and Madison, Wisc.


To manage the assets during the divestiture process, Praxair is creating a separate corporation that will be operated independently of Praxair, except for FTC compliance issues.


In a separate development, Praxair said it was pleased that, following a thorough review of the CBI acquisition, both Moody's Investor Service Inc. and Standard & Poor's have reaffirmed their credit ratings on Praxair's long term and short term debt obligations. Moody's ratings remain A3 for senior unsecured debt and Prime-2 for commercial paper. Standard & Poor's reported affirmation of its Triple-B-Plus for Praxair's senior unsecured debt, its preliminary Triple-B-Plus on the company's Rule 415 shelf debt, and its A-2 commercial paper rating.


Praxair is the largest industrial gases company in North and South America, and one of the largest worldwide, with 1994 sales of $2.7 billion. The company produces, sells and distributes atmospheric, process and specialty gases, and high-performance surface coatings. Praxair is a leader in the commercialization of new technologies that bring productivity and environmental benefits to a diverse group of industries.


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